SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, year

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva Scrip Dividend Scheme

Aviva plc

29 September 2010

Scrip Dividend Scheme

The scrip dividend calculation price for the 2010 interim dividend payable on 17 November 2010 is 398.34p.  This is the reference price at which Aviva plc ordinary shares will be issued to shareholders who have elected to take shares in lieu of cash dividends through participation in the Aviva Scrip Dividend Scheme. This price is based on the average of the middle market quotations of Aviva plc ordinary shares derived from the London Stock Exchange Daily Official List for the five consecutive business days 22 – 28 September 2010 inclusive.

Any shareholders entitled to the 2010 interim dividend who do not already participate in the Aviva Scrip Dividend Scheme and wish to do so, should contact the Company’s Registrar, Equiniti on 0871 384 2953 to obtain a mandate form.  This form must be returned to Equiniti to arrive by no later than 5pm on 20 October 2010 in order for it to be effective for the 2010 interim dividend.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 September 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary